LAURENCE ASSOCIATES CONSULTING, INC.

130 College Street, Suite 200A

South Hadley, MA 01075

413-533-3334

February 4, 2008

United States Securities

 and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Company:

LAURENCE ASSOCIATES CONSULTING, INC.

Form:

SB2 Registration Statement – Acceleration Request

File No.:

File No.: 333-147261

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form SB-2) to February 6, 2008 at 10:30 a.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve LAURENCE ASSOCIATES CONSULTING, INC. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

LAURENCE ASSOCIATES CONSULTING, INC. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LAURENCE ASSOCIATES CONSULTING, INC.

/s/ Frederick L. Sliva

Frederick L. Sliva, President